SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JANUARY 12, 2006

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 3415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ir/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
CORPORATE TAX PAYER REGISTRATION 02.570.688/0001 -70
BOARD OF TRADE 53 3 0000581 - 8
PUBLICLY HELD COMPANY

Minutes Of Extraordinary General Shareholders’ Meeting,
Held on January 12, 2006

Date , Time, and Place:

On the 12th of January, 2006, at 12:00 p.m., at Brasil Telecom Participações S.A.’s (“Company”) headquarters, in Brasília, Distrito Federal, at SIA Sul ASP, Lote D, Bloco B.

Summons and Publications:

Summons Notice published in compliance with art. 124 of Law 6,404/76 in the editions of December 12, 13 and 14, 2005 of the Federal Official Gazette (Diário Oficial da União), and of the newspapers Correio Braziliense and Valor Econômico, and are filed at the Company’s headquarters.

Presence:

Shareholders representing 54.35% (fifty four and thirty five hundredths percent) of the Company’s voting capital, according to the signatures in the Shareholders’ Presence Book.

Meeting’s board:

Once the quorum of present shareholders was verified, in compliance with art. 125 of Law 6,404/76, the Extraordinary General Shareholders’ Meeting was opened by Mr. Charles Laganá Putz, as the Company’s Chief Financial Officer. As provided for in article 16 of the Company’s By-Laws, the shareholders invited Mr. Guilherme Pacheco de Britto to take over as president of this Meeting, having invited Mr. Hiram Pagano Filho to be the secretary.

Day’s Agenda:

Deliberate on the election of the members of the Company’s Fiscal Council to recompose such body, due to the vacancy of positions appointed by the controlling shareholder.

Resolutions:

Initially, the shareholders present at the Meeting approved by unanimity of votes that the Minutes of this Extraordinary General Shareholders’ Meeting be drafted in summarized form, in compliance with art. 130, 1st paragraph, of Law 6,404/76 (Brazilian Corporations Law), being authorized the submission of votes and objections, which shall be received by the Meeting’s board and filed at the Company’s headquarters. The publication of these Minutes has also been approved without the signatures of the present shareholders, in compliance with art. 130, 2nd paragraph, of Law 6,404/76.

The Meeting’s President registered the receipt of vote instructions approved in the Prior Meetings of the shareholders of Invitel S.A. and Brasil Telecom Participações S.A., previously held on January 10 and 11, 2006, respectively, which are filed in the Company’s headquarters (Docs. 1 and 2) and in which the direction of the votes to be cast in the present Meeting by the shareholders bound to the respective shareholders agreements was defined.

The Meeting’s President moved on to the sole item of the Day’s Agenda, having the shareholders approved, unanimously, the election of the effective and alternate members of the Company’s Fiscal Council, due to the vacancy of the positions previously held by Messrs. Guilherme Manuel Nascimento Bettencourt and Carlos Alberto Tavares de Almeida:

- Fábio Takyi Sekiguchi, Brazilian, single, engineer, bearer of the identity card SSP/SP 25,622,702-0, registered before the Federal Revenue Service under CPF/MF 272,818,148-95, resident and domiciled in the city of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, nº 2055 – 15º andar, as effective member; and

- Ricardo Soares Augusto de Campos, Brazilian, married, engineer, bearer of the identity card SSP/MG 6,608,843, registered before the Federal Revenue Service under CPF/MF 941,635,023-53, resident and domiciled in the city of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, nº 2055 – 15º andar, as alternate member.

The shareholders Vanguard Emerging Mkts Stock Index Fd, Vanguard Emerging Mkts Stock Index Fund, The Latin America Equity Fund Inc, Ishares MSCI Brazil (free) Index Fund, Newgate Investiment Trust – Emerging Markets Inv Fd, The Master Trust Bank Of Japan Ltd Re Mtbc400035147, Virginia Retirement System, Missouri State Employees’ Retirement System, ABN Amro Funds, The California State Teachers Retirement Sys, State Street Emerging Markets, Brazil MSCI Emerging Markets Index Common Trust Fund, BP Pension Fund, IBM Tax Deferred Savings Plans, Ford Motor Company Defined Benefit Master Trust, Microsoft Global Finance Limited and Norges Bank submitted their votes, in favor and separated, regarding the sole item of the Day’s Agenda, which shall be filed at the Company’s headquarters (Doc. 3).

Finally, the President of the Meeting registered the receipt of the résumés of the Fiscal Council members who were elected, which are filed in the Company’s headquarters (Doc. 4).

Closing:

With nothing further to be discussed, the Meeting was closed by the President and these Minutes were drafted, which, once read and considered correct, were signed by all the present Shareholders, and by the Meeting’s President and Secretary.

Brasília, January 12, 2006

Guilherme Pacheco Britto	Hiram Bandeira Pagano Filho
President	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2006

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer